Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2007

Ms. Lynne Hohlfeld
Chief Financial Officer
Opexa Therapeutics, Inc.
2635 North Crescent Ridge Drive
The Woodlands, TX 77381

**Re: Opexa Therapeutics, Inc.
          Form 10-KSB for the fiscal year ended December 31, 2006
          File No. 001-33004**

Dear Ms. Hohlfeld:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4 – Intangible Assets, page F-34

1.   You have capitalized license agreements with the University of Chicago and the Shanghai Institute for Biological Science and capitalized a group of patents and licenses acquired from Opexa Pharmaceuticals. Please explain to us how your capitalization of these assets, which appear to be used in research and development activities, complies with paragraph 11(c) of SFAS 2. If you believe

each asset has an alternative future use, please demonstrate this to us in your response.

Note 12 – Purchase of Opexa Pharmaceuticals, page F-41

2.   In disclosure-type format tell us the significant assumptions and the valuation methodology used to determine the fair value of each asset acquired from Opexa Pharmaceuticals. Explain to us why the full amount of the intangible assets was assigned to "an inseparable group of patents and licenses that cannot function independently by themselves." Tell us why none of the purchase price was allocated to the fair value of purchased research and development projects.

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant